UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
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SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. __)1/

BURGERFI INTERNATIONAL INC.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

12122L101
(CUSIP Number)

December 31, 2021
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[x]            Rule 13d-1(b)

[ ]            Rule 13d-1(c)

[ ]            Rule 13d-1(d)

1/The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Ionic Capital Management LLC
Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
SEC Use Only
Citizenship or Place of Organization. Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power -0-
6 Shared Voting Power 1,160,931 shares Refer to Item 4 below.
7 Sole Dispositive Power -0-
8 Shared Dispositive Power 1,160,931 shares Refer to Item 4 below.

Aggregate Amount Beneficially Owned by Each Reporting Person 1,160,931 shares Refer to Item 4 below.
Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ] N/A
Percent of Class Represented by Amount in Row (9)* 5.2%[2] Refer to Item 4 below.
Type of Reporting Person (See Instructions) OO - Limited Liability Company

2 The percentages reported in this Schedule 13G are based upon approximately 22,464,431 shares of common stock outstanding comprised of (i) 21,303,500 shares of common stock outstanding as of December 31, 2021 (according to a statement in the issuer's Post-Effective Amendment No. 2 to Form S-1 on Form S-3 Registration Statement as filed with the Securities and Exchange Commission on January 4, 2021), and (ii) approximately 1,160,931 shares of common stock issuable upon the exercise of warrants beneficially owned by the Reporting Person.

Item 1.
(a)	Name of Issuer
BurgerFi International Inc.
(b)	Address of Issuer's Principal Executive Offices
105 U.S. Highway 1, North Palm Beach, FL 33408

Item 2.
(a)	Name of Person Filing
Ionic Capital Management LLC
(b)	Address of Principal Business Office or, if none, Residence
475 Fifth Avenue, 9th Floor, New York, New York 10017
(c)	Place of Organization
Delaware
(d)	Title of Class of Securities
Common Stock
(e)	CUSIP Number
12122L101

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	[ ]	Insurance Company as defined in Section 3(a)(19) of the Act
(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
(e)	[x]	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	[ ]	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	[ ]	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
(h)	[ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	[ ]	Group, in accordance with §240.13d-1(b)(1)(ii)(J).
Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)	Amount Beneficially Owned**
1,160,931 shares
(b)	Percent of Class
5.2%[2]
(c)	Number of shares as to which such person has:
(i) sole power to vote or to direct the vote
0 shares
(ii) shared power to vote or to direct the vote
1,160,931 shares
(iii) sole power to dispose or to direct the disposition of
0 shares
(iv) shared power to dispose or to direct the disposition of
1,160,931 shares
** Shares reported for Ionic Capital Management LLC reflect shares held of record by investment funds of which Ionic Capital Management LLC is the investment advisor or sub-advisor.  Ionic Capital Management LLC has ultimate voting and investment control over the shares reported herein, but disclaims beneficial ownership of such shares except to the extent of its pecuniary interest therein.

Item 5.	Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [  ].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
Not applicable.

Item 8.	Identification and Classification of Members of the Group
Not applicable.

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certification
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

February 10, 2022

IONIC CAPITAL MANAGEMENT LLC

By: /s/ John C. Richardson
John C. Richardson
Chief Operating Officer and General Counsel